

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Joseph Lee
Chief Executive Officer
Kairous Acquisition Corp. Ltd
Unit 9-3, Oval Tower @ Damansara,
No. 685, Jalan Damansara,
60000 Taman Tun Dr. Ismail,
Kuala Lumpur, Malaysia

>   **Re: Kairous Acquisition Corp. Ltd**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 29, 2021**
>   **File No. 333-259031**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 29, 2021

Cover Page

1. We note your revised disclosure that you intend to focus on opportunities in Asia (excluding China) and that you will not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). Please make appropriate corresponding changes throughout your prospectus, wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections. For example, we note the disclosure in the first paragraph on page 4 and the disclosure in the first paragraph on page

45.

 You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.